Exhibit 99.1

Erayak Power Solution Group. Announces $7 Million Registered Direct Offering

Wenzhou, China, July 31, 2025 (GLOBE NEWSWIRE) -- Erayak Power Solution Group Inc. (NASDAQ: RAYA) (“Erayak” or the “Company”), a leading manufacturer, designer, and exporter of high-quality products in the power supply industry, today announced that it has entered into a securities purchase agreement with certain institutional investors for the purchase and sale of an aggregate of 107,692,307 shares of the Company’s Class A ordinary shares, par value $0.0001 per share (the “Shares”) (or pre-funded warrants in lieu thereof) at a purchase price of $0.065 per share in a registered direct offering. The purchase price for the pre-funded warrants is identical to the purchase price for Shares, less the exercise price of $0.0001 per share.

The aggregate gross proceeds to the Company of this offering are expected to be approximately $7 million. The transaction is expected to close on or about August 1, 2025, subject to the satisfaction of customary closing conditions.

Craft Capital Management is acting as the sole placement agent for the offering.

The registered direct offering is being made pursuant to a shelf registration statement on Form F-3 (File No. 333-278347) previously filed by the Company and declared effective by the U.S. Securities and Exchange Commission (“SEC”) on May 16, 2024.

The offering is being made only by means of a prospectus supplement and accompanying prospectus. The prospectus supplement describing the terms of the public offering will be filed with the SEC prior to the closing and will form a part of the effective registration statement, available on the SEC’s website located at http://www.sec.gov.

Copies of the prospectus supplement and accompanying prospectus relating to the offering may be obtained from Craft Capital Management, 377 Oak St., Lower Concourse, Garden City, NY 11530, Attention: Syndicate Dept.; email: info@craftcm.com

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Erayak Power Solution Group Inc.

Erayak specializes in the manufacturing, research and development, and wholesale and retail of power solution products. Erayak’s product portfolio includes sine wave and off-grid inverters, inverter and gasoline generators, battery and smart chargers, and custom-designed products. Our products are used principally in agricultural and industrial vehicles, recreational vehicles, electrical appliances, and outdoor living products. Our goal is to be the premier power solutions brand and a solution for mobile life and outdoor living. For more information, visit www.erayakpower.com.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Investor Relations Contact:

Erayak Power Solution Group Inc.
No. 528, 4th Avenue
Binhai Industrial Park
Wenzhou, Zhejiang Province
People’s Republic of China 325025

Email: investor@erayakpower.com